QuickLinks -- Click here to rapidly navigate through this document

IAC/InterActiveCorp
555 West 18th Street
New York, New York 10011

July 7, 2008

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

    Re:
    IAC/InterActiveCorp
    Preliminary Proxy Statement on Schedule 14A
    Filed June 9, 2008
    File No. 0-20570

Dear Mr. Owings:

Thank you for your comment letter dated July 2, 2008 (the "Comment Letter"). Set forth below is the response of IAC/InterActiveCorp ("IAC" or the "Company") to the Staff's comments based on its review of IAC's Preliminary Proxy Statement on Schedule 14A filed June 9, 2008 (File No. 0-20570). The comments from the Comment Letter are included below in bold. IAC's response follows each comment. On the date hereof, the Company has filed Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the "Proxy Statement") incorporating the revisions described herein. For the convenience of the Staff, three (3) copies of the Proxy Statement, which has been marked to show the changes from the original Preliminary Proxy Statement on Schedule 14A filed June 9, 2008, are also being delivered to Ms. Blair Petrillo via overnight delivery.

Preliminary Proxy Statement

Questions and Answers About the 2008 Annual Meeting and Voting, page 1
"What are my voting choices when voting for director nominees ...", page 2

  1.
  We note the disclosure that the election of the directors "requires the affirmative vote of a plurality of the total number of votes cast by the holder of shares of IAC capital stock voting together as a single class." (emphasis added) Please clarify here, through a defined term or otherwise, that when you refer to the IAC capital stock you are referring to the common stock, the Class B common stock and the Series B preferred stock and that the Class B common stock is entitled to ten votes per share and that the Series B preferred stock is entitled to two votes per share.

      Response:    In response to the Staff's comment, we have revised the disclosure on page 2 of the Proxy Statement.

Proposal 2—Preferred Stock Merger Proposal, page 12

  2.
  Please provide an estimate of the total merger consideration to be paid (assuming no exercise of dissenter's rights).

      Response:    In response to the Staff's comment, we have revised the disclosure on page 12 of the Proxy Statement.

Material U.S. Federal Income Tax Consequences of the Merger, page 19

  3.
  Please clarify in the first paragraph that the disclosure addresses the "material" tax consequences of the merger. Please make a similar revision on page 26 regarding the tax consequences of the proposed reverse stock split.

      Response:    In response to the Staff's comment, we have revised the disclosure on pages 19 and 26 of the Proxy Statement.

Compensation Discussion and Analysis, page 34
Philosophy and Objectives, page 34

  4.
  We note the disclosure in the first full paragraph on page 35 that the company believes that "arithmetic approaches" to setting compensation are often inadequate. Please provide additional disclosure to explain how that statement is consistent with the last sentence in the second full paragraph on page 35 that "a significant percentage of overall pay takes the form of objectively determinable, success-based, long-term compensation."

      Response:    In response to the Staff's comment, we have revised the disclosure on page 35 of the Proxy Statement.

  5.
  In the first full paragraph on page 36, please disclose whether the committee used any survey data in making compensation decisions for the year ended December 31, 2007.

      Response:    In response to the Staff's comment, we have revised the disclosure on page 36 of the Proxy Statement.

Compensation Elements, page 36

  6.
  Please disclose the factors considered by the committee in determining that executive salaries should not be adjusted.

      Response:    In response to the Staff's comment, we have revised the disclosure on page 36 of the Proxy Statement.

  7.
  Please disclose the EBITA or share price growth targets that were set during 2007 for the purposes of determining annual bonuses. To the extent you believe disclosure of these goals is not required because it could result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion. See instruction 4 to Item 402(b) of Regulation S-K. If disclosure would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the goals or other factors.

      Response:    In response to the Staff's comment, we have revised the disclosure on page 37 of the Proxy Statement.

  8.
  Under the sub-heading "Long-Term Incentives," please disclose or give examples of the "variety of factors" that determine the level of equity awards in a given year.

      Response:    In response to the Staff's comment, we have revised the disclosure on page 37 of the Proxy Statement.

  9.
  We note the disclosure on page 38 that Messrs. Kaufman, Lebda, McInerney and Blatt each received restricted stock units based on "target" performance in 2007. Please disclose the goal or metric used to determine "target" performance.

      Response:    In response to the Staff's comment, we have revised the disclosure on page 38 of the Proxy Statement.

*****

        In addition, IAC acknowledges that:

    1)
    IAC is responsible for the adequacy and accuracy of the disclosure in the filing;

    2)
    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    3)
    IAC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (212) 314-7274 if there are any comments or questions concerning the foregoing or if we can be of assistance in any way.

Sincerely,
/s/ GREGORY R. BLATT Gregory R. Blatt Executive Vice President, General Counsel and Secretary
cc:	Ms. Blair Petrillo Staff Attorney Division of Corporation Finance Facsimile No. (202) 772-9202
Pamela S. Seymon Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019

QuickLinks

IAC/InterActiveCorp 555 West 18th Street New York, New York 10011